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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             TRIARC COMPANIES, INC.
                                (NAME OF ISSUER)

                             TRIARC COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         CLASS A COMMON STOCK  - 895927
                          CLASS B COMMON STOCK  - NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                BRIAN L. SCHORR
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             TRIARC COMPANIES, INC.
                                280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON
                               FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                                NEALE M. ALBERT
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                            ------------------------

                                 MARCH 12, 1999
                  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                           GIVEN TO SECURITY HOLDERS)

                            ------------------------

________________________________________________________________________________



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     This Amendment No. 2 amends and supplements the Issuer Tender Statement on
Schedule 13E-4 dated March 12, 1999, as amended (the 'Schedule 13E-4'), filed by Triarc Companies, Inc., a Delaware corporation (the 'Company'), in connection with the Company's offer to purchase up to an aggregate of 5,500,000 shares of Class A Common Stock, par value $.10 per share, of the Company and Class B Common Stock, par value $.10 per share, of the Company (collectively, the 'Shares') at prices not greater than $18.25 per share nor less than $16.25 per Share, net to the seller in cash as specified by stockholders tendering their shares, upon the terms and conditions set forth in the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase'), the Supplement to the Offer to Purchase dated April 8, 1999 (the 'Supplement') and the related Letter of Transmittal (which together constitute the 'Offer'). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1), (a)(2) and (a)(9), respectively, to the Schedule 13E-4.

     Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) is amended by adding the following paragraph:

          The Offer expired at 5:00 p.m., New York City time, on Thursday,
     April 22, 1999. On April 23, 1999, the Company announced that, based upon a preliminary count by Harris Trust and Savings Bank, the depositary for the Offer, the Company expects to purchase 3,807,708 Shares at $18.25 per share, which represents all Shares tendered at $18.25 and below. The determination of the actual number of Shares to be purchased is subject to final confirmation and the proper delivery of all of the Shares tendered and not properly withdrawn, including shares tendered pursuant to the guaranteed delivery procedure set forth in the Offer. It is expected that payment for Shares accepted in the Offer will occur as soon as practicable after determination of the final number of Shares properly tendered and not withdrawn. Prior to the offer, the Company had 29,317,091 Shares of common stock outstanding. Assuming the Company's purchases are as expected, the 3,807,708 Shares to be purchased represent approximately 13% of the Company's Shares outstanding immediately prior to the Offer. After purchasing the Shares, the Company will have 25,509,383 Shares of common stock outstanding.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(13) Press Release issued by the Company dated April 23, 1999.

                                       2



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRIARC COMPANIES, INC.

                                          By:         /s/ BRIAN L. SCHORR
                                             ...................................
                                                      BRIAN L. SCHORR
                                                  EXECUTIVE VICE PRESIDENT
                                                    AND GENERAL COUNSEL

Date: April 26, 1999

                                       3



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                                 EXHIBIT INDEX

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                                                                                                  SEQUENTIALLY
EXHIBIT NO.                                     DESCRIPTION                                      NUMBERED PAGES
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    (a)(13)   Press Release issued by the Company dated April 23, 1999........................
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                          STATEMENT OF DIFFERENCES
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The registered trademark symbol shall be expressed as....................... 'r'


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